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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of December, 2010
Commission File Number: 001-13928

Royal Bank of Canada
(Translation of registrant's name into English)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5 Attention: Vice-President, Associate General Counsel & Secretary	1 Place Ville Marie Montreal, Quebec Canada H3C 3A9 Attention: Vice-President, Associate General Counsel & Secretary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                                                      Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                              No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 (File No. 333-163632) and the Registration Statements on Form S-8 (File Nos. 333-12036, 333-12050, 333-13052, 333-13112, 333-13176, 333-14144, 333-110953, 333-117922).

SUPPLEMENTAL DISCLOSURE

The disclosure under "Liquidity and funding management - Credit ratings" in the registrant's 2010 Annual Report to Shareholders and under "Description of Capital Structure - Ratings" in the registrant's 2010 Annual Information Form, each of which is included in the registrant's Annual Report on Form 40-F for the fiscal year ended October 31, 2010, as amended, is hereby updated by adding the following: "On December 13, 2010, Moody's Investors Service announced that it has downgraded our senior long-term debt rating to Aa1 from Aaa. The rating outlook is stable."

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA
Date: December 14, 2010	By:	/s/ James Salem
	Name:	James Salem
	Title:	Senior Vice-President and Treasurer